SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel Telecomunicações - Notice of Divestment Auction

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and LATIBEX (XCOP), announces to its shareholders and the market in general, that the Company's Board of Directors, in a meeting held today, authorized the publication of the Notice of Divestment Auction (“Divestment” or “Transaction”) of Copel Telecomunicações S.A. ( “Copel Telecom”).

As stated in the Public Notice, the minimum price of the Divestment will be R$1,401,090,300.00 (One billion, four hundred and one million, ninety thousand and three hundred reais) for Equity Value. The aforementioned Notice and its Attachments may be obtained on the Copel website (www.copel.com) as of the date of its publication, preliminarily scheduled for September 21, 2020.

The Auction is pre-scheduled to occur 49 days after the publication of the Notice, that is, on November 9, 2020 at B3.

The deadline for delivery of the representation documents, declarations and bid guarantee will be until November 5, 2020, five days before the Auction.

The Company informs that any changes to the schedule informed above, as well as the completion of the divestment stages, will be communicated to the market.

Curitiba, September 16, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team: ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 16, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.